**AH 4/2/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03018389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51051

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2003 WASHINGTON, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LibertyView Alternative Asset Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 River Street, 10th Floor
(No. and Street)

Hoboken	New Jersey	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Langley (646) 658-4663
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Langley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LibertyView Alternative Asset Management Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

CAROL DI NATALE
NOTARY PUBLIC State of New York
No. 4806539
Qualified in Putnam County
Commission Expires Jan 31, 20 07

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

LibertyView Alternative Asset Management Inc.

Year ended December 31, 2002
with Report of Independent Auditors

LibertyView Alternative Asset Management Inc.

Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholders of
LibertyView Alternative Asset Management Inc.

We have audited the accompanying statement of financial condition of LibertyView Alternative Asset Management Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LibertyView Alternative Asset Management Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 24, 2002

LibertyView Alternative Asset Management Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 61,156
Liabilities and stockholder's equity	
Income taxes payable	$ 600
Accrued expenses and other liabilities	27,500
Total liabilities	28,100
Stockholder's equity:	
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 issued and outstanding	10
Paid-in capital	34,990
Accumulated deficit	(1,944)
Total stockholder's equity	33,056
Total liabilities and stockholder's equity	$ 61,156

See notes to statement of financial condition.

LibertyView Alternative Asset Management Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Dissolution

LibertyView Alternative Asset Management Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was incorporated on May 13, 1998 as CPR Securities Inc, and commenced operations in January 1999. In October 1999 the Company changed its name from CPR Securities Inc. to LibertyView Alternative Asset Management Inc. The CPR Group (the "Parent") owns 100% of the common stock of the Company. The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to provision (k)(1) of such Rule.

The Company's sole business purpose was to market investment funds managed by LibertyView Capital Management, Inc. (an affiliate of the Company).

On February 10, 2003, the sole stockholder authorized the Company's dissolution. The dissolution was certified by the Secretary of State of the State of Delaware on February 26, 2003. The Company filed a form BD-W consistent with a full broker-dealer withdrawal from registration under the Security Exchange Act of 1934.

2. Significant Accounting Policies

For purposes of the financial statements, the Company considers money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are held at one financial institution.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

3. Related Party Transactions

In the normal course of business, the Company charges affiliates for marketing services performed. As part of a service agreement entered into between the Company and CPR (USA) Inc, an affiliate, CPR (USA) Inc. pays certain expenses of the Company. The Company pays a fee to CPR (USA) Inc. for administrative services performed.

4. Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company is required to maintain minimum net capital of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2002, the Company had aggregate indebtedness of $28,100 and net capital of $33,056, which exceeded the required minimum by $28,056.

5. Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ('SFAS") No. 109, 'Accounting for Income Taxes." SFAS No. 109 uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of items that have been recognized in financial statements or tax returns.

SFAS No. 109 requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. As of December 31, 2002, the Company had no deferred tax asset or deferred tax liability.